Exhibit 12.1

Valmont Industries, Inc.

Computation of Ratios of Earnings to Fixed Charges

(dollars in thousands)

	Three months	Three months	Fiscal year	Fiscal year	Fiscal year	Fiscal year	Fiscal year
	ended	ended	ended	ended	ended	ended	ended
	March 26,	March 27,	December 25,	December 26,	December	December	December
	2011	2010	2010	2009	27, 2008	29, 2007	30, 2006

Fixed charges, as defined
Interest Expense	8,271	5,962	30,947	15,760	18,267	17,726	17,124
Capitalized interest	—	—	—	—	—	—	—
Interest component of non-cancelable lease rent	2,003	1,364	6,911	5,431	4,927	3,782	3,510

Total fixed charges (A)	10,274	7,326	37,858	21,191	23,194	21,508	20,634

Earnings, as defined:
Earnings before income taxes and equity in earnings of nonconsolidated subsidiaries	39,207	25,967	152,982	226,084	205,519	140,169	96,319
Fixed Charges - from above	10,274	7,326	37,858	21,191	23,194	21,508	20,634
Total earnings and fixed charges (B)	49,481	33,293	190,840	247,275	228,713	161,677	116,953

Ratio of earnings to fixed charges (B/A)	4.82	4.54	5.04	11.67	9.86	7.52	5.67